July 18, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Morgan Stanley Institutional Fund Trust

Securities Act File No. 2-89729

Post-Effective Amendment No. 77

Investment Company Act File No. 811-03980

Amendment No. 80

Dear Sir or Madam:

On behalf of Morgan Stanley Institutional Fund Trust, a Pennsylvania business trust (the “Fund”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 77 to the Fund’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 80 pursuant to the Investment Company Act of 1940, as amended.

This filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of adding a new class to the Intermediate Duration Portfolio, International Fixed Income Portfolio and Limited Duration Portfolio of the Fund. We understand that we may expect comments on this filing in approximately 30-45 days. Although this Amendment also includes updated information regarding the Fund, we anticipate filing a subsequent 485(b) filing, to include all consents and opinions, as well as any other required information, in anticipation of going automatically effective on the 60th day after the date hereof. No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 878-4931 or Debra Rubano of Morgan Stanley at (212) 762-5481.

Very truly yours,

/s/ Debra Rubano
Debra Rubano